SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Turquoise Hill Resources Ltd.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

900435108
(CUSIP Number)

Kathlyne Kiaie

c/o SailingStone Capital Partners LLC

One California Street, 30th Floor

San Francisco, California 94111

(415) 429-5178

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,087,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,087,965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,087,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.63%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,087,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,087,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,087,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.63%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,087,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,087,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,087,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.63%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,087,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,087,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,087,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.63%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 1, 2018 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on February 26, 2018 ("Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common shares, no par value per share ("Shares"), of Turquoise Hill Resources Ltd., a Yukon corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 234,087,965 Shares in open-market purchases for an aggregate consideration of $733,982,830.84 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone's available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

On June 12, 2018, the Reporting Persons sent a letter to the board of directors of the Issuer, requesting that the Issuer implement three actions to improve its flawed corporate governance structure: (1) hire an independent, non-Rio Tinto Chief Executive Officer to fill the vacancy created by the recent retirement of the Issuer's CEO; (2) empower the independent CEO to hire an independent management team; and (3) remove Rio Tinto stock or operating performance as a factor in the Issuer's executive compensation. A copy of the letter is filed herewith as Exhibit G and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 2,012,314,469 Shares outstanding as of May 8, 2018, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 8, 2018.

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 234,087,965 Shares, which represents 11.63% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:		Nature of Ownership:	Percentage of Class:
(A)	SailingStone: 234,087,965	Sole Voting and Sole Dispositive Power (1)	11.63%

(B)	SailingStone Holdings: 234,087,965	Shared Voting and Shared Dispositive Power (2)	11.63%

(C)	Davis: 234,087,965	Shared Voting and Shared Dispositive Power (3)	11.63%

(D)	Settles: 234,087,965	Shared Voting and Shared Dispositive Power (4)	11.63%

___________________
(1) Such Shares are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 7 of 8 Pages

(2) Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4) Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Exhibit F hereto and is incorporated herein by reference.

No person other than SailingStone and the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

Item 7.	MATERIALS FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit F -	Transactions in Securities of the Issuer Since the Filing of Amendment No. 1
Exhibit G -	Letter to the Board of Directors of the Issuer, dated June 12, 2018

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2018

SailingStone Capital Partners LLC*

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the Shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT F

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF AMENDMENT NO. 1 BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons since the filing of Amendment No. 1, except the following transaction, which was made in a broker's transaction in the open market:

Reporting Person	Sale/Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Purchase	5/1/2018	450,000	$2.95
SailingStone	Purchase	5/2/2018	49,300	$2.97
SailingStone	Purchase	5/3/2018	184,920	$2.95
SailingStone	Purchase	5/16/2018	2,665,200	$2.94
SailingStone	Purchase	5/18/2018	650,000	$2.95
SailingStone	Purchase	5/22/2018	1,865,400	$2.92
SailingStone	Purchase	5/23/2018	1,500,000	$2.91
SailingStone	Purchase	5/24/2018	600,000	$2.90
SailingStone	Purchase	5/25/2018	390,067	$2.83
SailingStone	Sale	5/25/2018	648,280	$2.83
SailingStone	Purchase	6/4/2018	402,970	$2.58
SailingStone	Sale	6/6/2018	204,300	$2.86
SailingStone	Sale	6/7/2018	400,000	$2.82
SailingStone	Sale	6/8/2018	425,000	$2.81
SailingStone	Sale	6/11/2018	525,000	$2.83
SailingStone	Purchase	6/11/2018	550,000	$2.82
SailingStone	Purchase	6/12/2018	450,000	$2.84
SailingStone	Sale	6/12/2018	456,099	$2.84

EXHIBIT G

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

SAILINGSTONE CAPITAL PARTNERS

One California Street

San Francisco, CA 94111

June 12, 2018

Board of Directors

c/o Company Secretary

Turquoise Hill Resources Ltd.

Suite 354 - 200 Granville Street

Vancouver, British Columbia

Canada, V6C 1S4

Dear Members of the Board:

SailingStone Capital Partners has been engaged in dialogue with the independent directors of Turquoise Hill Resources Ltd. (“TRQ” or “Turquoise Hill”) for several years regarding our corporate governance concerns. In February, we took a more public stance, outlining several high-level objectives which we believe are necessary in order for basic corporate governance standards to be met. While we appreciate the progress that has been made to date, we remain concerned that the entire TRQ board of directors (the "Board") lacks a sense of urgency in addressing the serious deficiencies that continue to exist. However, the recent retirement of TRQ’s Chief Executive Officer, Jeff Tygesen, provides you with an opportunity to accelerate the transition towards a governance structure which is more consistent with a stand-alone, publicly-traded company. As such, we wanted to provide you with more specific steps that we believe will serve to protect and promote the interests of all Turquoise Hill shareholders.

To put the discussion in context, the following table shows TRQ’s stock price performance relative to peers and to copper over multiple time frames post the December 2013 rights offering.

While some may dismiss this persistent underperformance as a function of Oyu Tolgoi (“OT”) being a “development story”, or reflecting sovereign risk, those conclusions are inconsistent with the facts. First, the Oyu Tolgoi open pit is in production, has a copper-equivalent grade profile similar to Escondida, and has already generated more than $2bn of free cash flow since commencing commercial operations in late 2013, through the bottom of the commodity cycle. In fact, we estimate that the current open pit operation is worth between US$2.00-$2.50 per share, based on TRQ’s own public disclosures including the 2016 technical report and a $3.00 Cu/$1250 Au price deck. Second, considerable progress has been made to reduce the sovereign risk profile of the project, including drawdown of the project finance facility and the on-going positive impact that the project is having on both the local and Mongolian economy. The reality is that the stock price does not reflect improving copper fundamentals, does not reflect the value of the $9 billion of capital that has been invested to date and does not reflect the wall of free cash flow that will be generated when ore that is 6x the industry-average grade profile starts running through the mill, to the benefit of all OT owners. The reality, based on TRQ’s own investor relations surveys, is that the primary headwind for the stock is “corporate governance/the Rio Tinto overhang”. Perpetuating the same flawed corporate governance structure, in the face of such a damning report card, is simply irresponsible.

To address these concerns, we request that the Board implement the following three actions. We note that in no circumstances are Rio Tinto’s (“Rio”) existing rights being subjugated.

1.	Hire an independent, non-Rio Chief Executive Officer. While we appreciate that there may be viable candidates within Rio Tinto, and that there may be some advantage to having a management team that is familiar with Rio’s corporate machinations, the benefits from having a truly independent chief executive are simply too compelling to ignore. Rio no longer has the right to appoint the CEO, so we believe that the Board should use this opportunity to quell the obvious market consternation around executive leadership and independence. As TRQ’s second largest shareholder, we explicitly endorse a compensation package that begins to reflect industry norms, if that is what is necessary to attract viable independent candidates. We suspect other minority owners would be equally supportive.

2.	Empower the independent CEO to hire an independent management team. If TRQ is going to be a functional entity, it needs to be staffed accordingly, by individuals who are solely focused on Turquoise Hill. In the current structure, all of the positions on the Oyu Tolgoi board, technical committee and operating committee that explicitly are intended to be held by TRQ appointees are occupied by Rio Tinto secondees. Rio can nominate whomever they chose for the positions which they negotiated, but TRQ’s appointees are intended to be independent. To take a step back, the effective ownership of Oyu Tolgoi is as follows: 34% by the Government of Mongolia (“GOM”), 33% by Rio Tinto (through their 51% stake in TRQ) and 33% by the minority public shareholders. Yet, those minority public shareholders’ only representation in the entire enterprise is the independent directors. The CEO, CFO, Vice President Operations and Development, head of Investor Relations and all non-GOM Oyu Tolgoi board and committee seats are Rio employees or secondees. This means that all decisions, and all information, flows through Rio Tinto, which by all accounts runs counter to the definition of “independent”. This situation is untenable, and can only be addressed by allowing an independent executive team to hire non-Rio Tinto professionals.

3.	Remove any and all reference to Rio Tinto stock or operating performance from TRQ executive compensation. We have written repeatedly about this, and while we appreciate the steps that have been made to reduce exposure to Rio Tinto, we can think of no logical explanation to justify why TRQ employees should have incentives related to anything other than TRQ and Oyu Tolgoi.

We believe that these steps would meaningfully reduce the market concerns regarding Turquoise Hill’s ongoing corporate governance conflicts, and should be implemented immediately with the next CEO appointment. Furthermore, we contend that the creation of a more permanent, independent management and compensation structure becomes even more pressing as TRQ moves closer to the time when significant free cash flow will be available to return to its shareholders. As large, long-term owners, we believe that having TRQ’s stock price more accurately reflect the value of the underlying assets is an objective that all stakeholders should support. Given Rio’s cost basis in TRQ, it seems self-evident that they must share in our assessment of that value. Given the Board’s fiduciary duty to maximize value, you, too, seem highly incented to have the stock price be more consistent with the steady progress being made on the ground.

We thank you for your attention to these matters, and look forward to a prompt and detailed response.

Best regards,

MacKenzie B. Davis	A. James Bruce
Managing Partner	Partner